EXHIBIT 99.5



Stolt-Nielsen Limited                                          [GRAPHIC OMITTED]


A subsidiary of           Aldwych House          Tel:  +44 207 611 8960
Stolt-Nielsen S.A.        71-91 Aldwych          Fax:  +44 207 611 8965
                          London WC2B 4HN        www.stolt-nielsen.com
                          United Kingdom



NEWS RELEASE

                                                Contact:     Richard M. Lemanski
                                                             U.S. 1 203 625 3604
                                                             rlemanski@stolt.com

                                                             Valerie Lyon
                                                             UK 44 20 7611 8904
                                                             vlyon@stolt.com


            Stolt-Nielsen S.A. Sells All Its Shares in Stolt Offshore

London, England - January 13, 2005 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) today announced the sale of 79,414,260 common shares of Stolt Offshore S.A. The shares were sold at a price of 39.25 Norwegian Kroner per share (approximately $6.35 per share) at aggregate gross value of $504.3 million in a private placement to certain qualified investors in transactions exempt from the registration requirements of the U.S. Securities Act of 1933. In line with normal settlement practices, the sale is expected to close on January 19, 2005.

In accordance with the terms of its senior notes, Stolt-Nielsen S.A. will allocate up to 70% of the net cash proceeds of the sale to repurchase the senior notes. Any funds that are not used to repurchase the senior notes will be available for general corporate purposes.

SNSA expects to report in its first fiscal quarter of 2005 a gain of approximately $360 million from this transaction.

The offer and sale of the Stolt Offshore S.A. shares have not been and will not be registered under the U.S. Securities Act of 1933, and the shares may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This communication does not constitute an offer of securities to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. No prospectus has been or will be registered or published in the United Kingdom in respect of the securities. The securities must not be sold or offered for sale in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in Norway. The Stolt Offshore S.A. shares will be offered to a limited number of institutional investors and therefore the offer of the Stolt Offshore S.A. shares has not been, and will not be, subject to an obligation to issue a prospectus under the Norwegian Securities Trading Act and the Norwegian Stock Exchange Regulations. Accordingly, the offer may not be made available, nor may the shares otherwise be marketed and offered for sale in Norway, other than in circumstances which are deemed not to be an offer to the public in Norway under the Norwegian Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in Sweden. The Stolt Offshore S.A. shares will be offered to a limited number of institutional investors and therefore the offer of the Stolt Offshore S.A. shares has not been, and will not be, registered with the Swedish Financial Supervisory Authority under the Swedish Act on Trading in Financial Instruments (1991:980). Accordingly, the offer may not be made available, nor may the shares otherwise be marketed and offered for sale in Sweden, other than in circumstances which are deemed not to be an offer to the public in Sweden under the Swedish Act on Trading in Financial Instruments.

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (NASDAQNM: SNSA; Oslo Stock Exchange: SNI) is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia. (www.stolt-nielsen.com)


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